Guangzhou Global Telecom, Inc.
Room 1802, North Tower, Suntec Plaza
Guangzhou, PRC 510075

November 13, 2007

VIA FAX (202) 772-9202
AND EDGAR

John Harrington, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:  Guangzhou Global Telecom, Inc.
        Registration Statement on form SB-2
        Filed September 4, 2007
        File No. 333-145858

Dear Mr. Jones:

We are in receipt of your comment letter dated October 29, 2007 regarding the above referenced filing.  As requested in your letter, we provide a response to the question raised by staff.  For convenience, the matter is listed below, followed by the Company’s response.

General

1.	Please revise the cover page of your registration statement to include the name, address and telephone number of your agent for service as required by Form SB-2.

We have revised the cover page of our registration statement to include the name, address and telephone of our agent for service as required by Form SB-2.

2.	Since you are registering securities to be offered on a continuous or delayed basis pursuant to Rule 415, please revise to check the appropriate box on the cover page of your registration statement.

We have revised our registration statement to check the appropriate box on the cover page of our registration statement.

3.
Your registration statement must be signed by your principal executive officer, your principal financial officer, your principal accounting officer and a majority of your board of directors. Provide the appropriate signatures with your next amendment. Refer to the instructions for signatures to Form SB-2.

We have revised our registration statement so that it is signed by our principal executive officer, our principal financial officer, our principal accounting officer and majority of our board of directors.

4.	Some of the information in your registration statement does not appear consistent with your business or this offering as described elsewhere in the registration statement. For example:

•	On page four, you discuss risks encountered by motorsports companies;
•	On page seven, you discuss risks associated with trading in the Pink Sheets;
•	In the risk factor on page eight, you refer to a July 2006 financing; and
•	On page 13 and 22, you name Moore & Associates Chartered as your auditor.

                These are merely examples. Please revise to correct the inconsistencies in your disclosure.

We have revised our registration statement to maintain consistency with our business and/or this offering.

Calculation of Registration Fee Table

5.	Disclose whether you are registering any shares that you may issue to satisfy your mandatory redemption obligations or to make interest payments on the convertible notes. We may have further comments.

We have revised our registration statement to provide disclosure detailing that we are not registering any shares that we may issue to satisfy our mandatory redemption obligations or to make interest payments on the convertible notes.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 2

Terms of Financing Documents, page 2

6.	Please discuss the material terms of the registration rights agreement.

We have revised our registration statement to discuss material terms of the registration rights agreement.

Securities Purchase Agreement, page 2

7.
You refer to subscription amounts for the convertible notes that exceed the “net aggregate purchase price.”  Please clarify whether you issued the convertible notes at a discount to the principal amount (i.e., original issue discount).

We have revised our registration statement to clarify that the convertible notes were issued at a discount to the principal amount based on an original issue discount of 12.5%.

8.
You disclose that the investors will purchase additional notes upon effectiveness of this registration statement.  Please disclose any other material conditions to the investors’ purchase of the additional notes.

We have revised our registration statement to disclose that with the exception of effectiveness of this Registration Statement, there are no other material conditions to the Investors’ purchase of the additional notes.

Warrants, page 3

9.	Please expand your description of the anti-dilution provisions of the warrants to explain in more detail how a below-market stock issuance would result in an adjustment to the exercise price.

We have revised our registration statement to expand our description of the anti-dilution provisions of the warrants to explain in more detail how a below-market stock issuance would result in an adjustment to the exercise.  In this regard, please note, If we, at any time while the Warrants are outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue any common stock or common stock equivalents entitling any person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrants issuable hereunder will be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment.

Notes, page 3

10.	Please disclose all the material terms of the notes. For example, describe the following:

•	The anti-dilution and other terms of the convertible notes that could result in an adjustment to the conversion price;
•	The company’s monthly redemption obligation;
•	The company’s option to pay the monthly redemption and interest in cash or stock;
•	The optional redemption provisions;
•	The forced conversion provisions;
•	The beneficial ownership limitations;

  These are just examples. Please expand your disclosure accordingly.

We have revised our registration statement to disclose all material terms of the notes.  In this regard, please note the following:

Anti-Dilution. The Notes’ conversion price will be adjusted in certain circumstances such as if we issue common stock at a price below market price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.

Monthly Redemption.  On 1st of each month, commencing on February 1, 2008 and terminating upon full redemption of the Note (“Monthly Redemption Date”), the Company shall redeem the Monthly Redemption Amount (the “Monthly Redemption”). The Monthly Redemption Amount payable on each Monthly Redemption Date shall be paid in cash; provided, however, as to any Monthly Redemption and upon 10 Trading Days’ prior written irrevocable notice (the “Monthly Redemption Notice”), in lieu of a cash redemption payment the Company may elect to pay all or part of a Monthly Redemption Amount in Conversion Shares based on a conversion price equal to the lesser of (i) the then Conversion Price and (ii) 85% of the average of the VWAPs for the 10 consecutive Trading Days ending on the Trading Day that is immediately prior to the applicable Monthly Redemption Date (subject to adjustment for any stock dividend, stock split, stock combination or other similar event affecting the Common Stock during such 10 Trading Day period) (the price calculated during the 10 Trading Day period immediately prior to the Monthly Redemption Date, the “Monthly Conversion Price” and such 10 Trading Day period, the “Monthly Conversion Period”); provided, further, that the Company may not pay the Monthly Redemption Amount in shares issuable upon conversion of the Note unless (y) from the date the Holder receives the duly delivered Monthly Redemption Notice through and until the date such Monthly Redemption is paid in full, the Equity Conditions have been satisfied, unless waived in writing by the Holder, and (z) as to such Monthly Redemption, prior to such Monthly Conversion Period (but not more than 5 Trading Days prior to the commencement of the Monthly Conversion Period), the Company shall have delivered to the Holder’s account with The Depository Trust Company a number of shares of Common Stock to be applied against such Monthly Redemption Amount equal to the quotient of (x) the applicable Monthly Redemption Amount divided by (y) Monthly Conversion Price assuming for such purposes that the Monthly Conversion Period ended 5 Trading Days prior to the actual Monthly Conversion Period for such Monthly Conversion (the “Pre-Redemption Conversion Shares”).  In this regard, The payment of cash or issuance of Common Stock, as applicable, pursuant to an Monthly Redemption shall be payable on the Monthly Redemption Date.

Optional Redemption.At any time after the effective date of the Note, the Company may deliver a notice to the Holder (an “Optional Redemption Notice” and the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem some or all of the then outstanding principal amount of this Debenture for cash in an amount equal to the Optional Redemption Amount on the 10th Trading Day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date” and such redemption, the “Optional Redemption”).  The Optional Redemption Amount is payable in full on the Optional Redemption Date.

Forced Conversion. If after the effective date of the Note, the daily volume weighted average price for each of any 20 out of any 30 consecutive Trading Days, which period shall have commenced only after the Effective Date (such period the “Threshold Period”), exceeds $2.05 (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the Original Issue Date), the Company may, within 1 Trading Day after the end of any such Threshold Period, deliver a written notice to the Holder (a “Forced Conversion Notice” and the date such notice is delivered to the Holder, the “Forced Conversion Notice Date”) to cause the Holder to convert all or part of the then outstanding principal amount of this Debenture plus, if so specified in the Forced Conversion Notice, accrued but unpaid interest, liquidated damages and other amounts owing to the Holder under this Debenture, it being agreed that the “Conversion Date” for purposes of Section 4 shall be deemed to occur on the third Trading Day following the Forced Conversion Notice Date (such third Trading Day, the “Forced Conversion Date”).

Beneficial Ownership Limitations.  The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of this Debenture held by the holder of this Note.

Value of Shares Underlying Notes, page 3

11.
 Please disclose the total dollar value of the securities underlying the convertible notes that you have registered for resale using the market price per share for those securities on the date of the sale of the convertible notes.     Disclose the market price and date that you are using to calculate the value of the shares.

We have revised our registration statement to disclose the total dollar value of the securities underlying the convertible note that we have registered for resale using the market price per share for those securities on the date of the sale of the convertible.  The maximum aggregate dollar value of the 2,787,456 shares of common stock underlying the Notes that the Company has registered for resale is $2,564,459. This number is less than 1/3 of our 40,286,576 non-affiliate outstanding common shares issued and outstanding as of August 29, 2007 and is based on the market price per share of $.98 for those securities on the July 31, 2007 sale of the Notes.  .

12.
Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the convertible notes and warrants transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, original issue discount, liquidated damages, payments made to “finders” or “placement agents” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.  Further, please provide us, with a view towards disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

We have revised our registration statement to provide tabular disclosure in accord with your comment # 12.  In this regard, please note the following:

Fees and Payments Associated with Transaction

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the subscription aggregate of $3,000,000 in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche” of $1,000,000 until this Registration Statement is declared effective by the SEC.

There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Placement Agent Fee(1)	Structuring, Due Diligence and Legal Fees(2)	Maximum Possible Interest Payments(3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum First Year Payments(6)	Maximum Possible Payments(7)	Net Proceeds to Company(8)

$220,000	$66,000	$649,750.97	$821,629.89	$60,000.00	$281,629.89	$775,750.97	$2,714,000
 ____________________

(1)	$220,000 was paid to Midtown Partners & Co., LLC as placement agent for this financing.

(2)	The Company paid $66,000 in structuring, due diligence and legal fees to Anslow & Jaclin, LLP, our legal counsel in connection with the transaction.

(3)
Maximum amount of interest that can accrue assuming all Notes aggregating $3,000,000 were issued on July 31, 2007 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.01. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock. To date, no interest has accrued or been paid since our intraday trading price has been greater than $0.01.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 120% of the then outstanding principal balance. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from July 31, 2007.

(5)
Under certain circumstances we may be assessed liquidated prior to the maturity date equal to 2% of the aggregate subscription amount if this registration statement is not deemed effective by the SEC 90 days after the issuance of the Notes or, among other things, we fail to cure any defects in a request for acceleration of this registration statement, or fail to file a pre-effective amendment of this registration statement.  This represents the maximum liquidated damages the Company would assuming this registration statement was not deemed 90 days after the issuance of the Notes.

(6)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $221,629.89 in first year interest and $60,000.00 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $3,881,629.89, which is calculated by adding the outstanding principal ($3,000,000), plus liquidated damages ($60,000.00), plus maximum redemption premium ($821,629.89) which total first year interest payments ($221,629.89).

(7)
Total maximum payments payable by Company, includes structuring, due diligence and legal fees of $66,000, maximum possible interest of $649,750.97 and maximum possible liquidated damages of $60,000.00.

(8)	Total net proceeds to the Company including the $220,000 placement agent fee and $66,000 structuring, due diligence and legal fees.

13.
Please disclose the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the notes,  presented in a table with the following information disclosed separately:

•	The market price per share of the securities underlying the notes on the date of the sale of the convertible note;
•	The conversion price per share of the underlying securities on the date of the sale of the notes, calculated by using the price per share established in the notes; and
•	The total possible shares underlying the notes (assuming no interest payments and complete conversion throughout the term of the notes);
•
The combined market price of the total number of shares underlying the notes, calculated by using the market price per share on the date of the sale of the notes and the total possible shares underlying the notes;

•
The total possible shares the selling shareholders may receive and the combined  conversion price of the total number of shares underlying the notes calculated by using the conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive; and

•
The total possible discount to the market price as of the date of the sale of the notes, calculated by subtracting the total conversion price on the date of the sale of the notes from the combined market price of the total number of shares underlying the notes on that date.

If there are provisions in the notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

We have revised our registration statement to disclose the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying and have presented it in accord with your comment # 13.

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.98	$0.82	3,658,536	$3,585,365.28	$3,000,000.00	$585,365.28
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)	The original conversion price is $0.82.

(3)
Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

(4)	Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

14.
Please disclose the total possible profit the selling shareholders could realize as a result of the redemption conversion discount used if you opt to pay your mandatory redemption payments under the notes in shares of common stock.  Present this information in a table with the following information disclosed in separate columns or rows:

•	The market price per share of the securities that may be issued upon redemption of the notes, using the date of the sale of the notes;
•
The redemption conversion price per share used to convert your mandatory redemption payments into securities, calculated by using the redemption conversion discount rate and the market rate per share on the date of the sale of the notes.

•	The total possible shares issuable upon redemption of the notes (assuming no interest payments and complete redemption throughout the term of the notes);
•
The combined market price of the total number of shares issuable upon redemption of the notes, calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable upon redemption;

•
The total possible shares the selling shareholders may receive and the combined redemption conversion price used to convert your mandatory redemption payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive; and

•
The total possible discount to the market price as of the date of the sale of the notes, calculated by subtracting the total conversion redemption price on the date of the sale of the notes from the combined market price of the total number of shares issuable upon redemption of the notes on that date.

Provide similar disclosure of the total possible profit the selling shareholders could realize as a result of the interest conversion discount used if you opt to pay your interest payments and the notes in the shares of common stock.

We have revised our registration statement to disclose the total possible profit selling shareholders could realize as a result of the redemption conversion discount used if we opt to pay our mandatory redemption payments under the Notes in shares of common stock.  In this regard, please note the following:

Total Possible Profit Selling Shareholders Could Realize as a Result of the Redemption Conversion Discount

The following table summarizes the possible profit the selling shareholders could realize as a result of the redemption conversion discount used if the Company opts to pay the mandatory redemption payments under the Notes in shares of common stock.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC.

Market Price(1)	Conversion Price (2)	Total Possible Shares Issuable Upon Redemption of the Notes(3)	Combined Market Price of the Total Number of Shares Issuable Upon Redemption(4)	Total Possible Shares the Selling Shareholders May Receive(5)	Total Possible Discount to Market Price(6)

$0.98	$0.82	4,198,250	$4,114,285.20	$3,442,565	$671,720.20
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(2)	The original conversion price is $0.82.

(3)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 120% of the then outstanding principal balance. This represents the maximum redemption premium the Company would pay in shares of common stock assuming we redeem all of the Notes twelve (12) months from July 31, 2007.  This calculation assumes no interest payments and complete redemption throughout the term of the Notes.

(4)
The combined market price of the total number of shares issuable upon redemption of the Notes is calculated by using the market price per share on the date of the sale of the notes and the total possible shares issuable upon redemption.

(5)
The total possible shares the selling shareholders may receive and the combined redemption conversion price used to convert the Company’s mandatory redemption payments into securities, calculated by using the redemption conversion price on the date of the sale of the notes and the total possible number of shares the selling shareholders may receive.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

15.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
The total possible profit to be realized as a result of any conversion or exercise discounts for securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	Market price per share of the underlying securities on the date of the sale of that other security;
•	The conversion/exercise per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

In responding to this comment, include the convertible notes that the selling shareholders will receive conditioned upon the effectiveness of the registration statement.

We have revised our registration statement, with a view towards disclosure in the prospectus to provide tabular disclosure of the following:

The following table summarizes the total discunt to the market price available to the Investors pursuant to the financing with the Investors and the Investors’ return on investment.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Combined Total Possible Profit to Investors (1)	Market Price(2)	Conversion Price(3)	Total Possible Shares to Be Received (4)	Combined Market Price of the Total Number of Shares(5)	Total Possible Shares to be Received and the Combined Conversion Price(6)	Total Possible Discount to the Market Price (7)

$922,421.21	$0.98	$0.82	5,589,133	$5,477,350	$4,583,089	$892,261
 ____________________

(1)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $.82. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are in the money and profit of $292,683 would be realized as of July 31, 2007.

(2)	Market price per share of our common stock on the Issuance Date (July 31, 2007).

(3)	The original fixed conversion price is $0.82.

(4)	Total possible shares to be received which include 3,498,541 under the Notes and 2,090,592 under the Warrants.

(5)	Total market value of shares of common stock underlying the Notes and the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(6)	Total market value of shares of common stock underlying the Notes and the Warrants assuming full exercise as of the Issuance Date based on the conversion of the common stock on the Issuance Date.

(7)	Discount to market price calculated by subtracting the total conversion price (result in footnote (6)) from the combined market price (result in footnote (5)).

16.	Please disclose in a table:

o	The gross proceeds paid or payable to the issuer in the convertible notes transactions;
o	All payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 12;
o	The resulting net proceeds to the issuer; and
o
The combined total possible profit to be realized as a result  of any conversion discounts regarding the securities underlying the notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 13 and comment 15

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure-as a percentage-of the total amount of all possible payments as disclosed in response to comment 12 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 13 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

We have revised our registration statement to disclose the following two tables:

The following table summarizes the total discount to the market price available to the Investors pursuant to the financing with the Investors and the Investors’ return on investment.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche” of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Paid or Payable to the Company in the Transaction (1)	All Payments that have been Paid by the Company (2)	Net Proceeds to the Company (3)	Combined Total Possible Profit to Investors (4)

$3,000,000	$288,000	$2,714,000	$922,421.21

(1)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $.82. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are in the money and profit of $292,683 would be realized as of July 31, 2007.

(2)
The Company paid $66,000 in structuring, due diligence and legal fees to Anslow & Jaclin, LLP, our legal counsel in connection with the transaction.  $220,000 was also paid to Midtown Partners & Co., LLC as placement agent for this financing.

(3)	Total net proceeds to the Company including the $220,000 placement agent fees and $66,000 structuring, due diligence and legal fees.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $.82. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are in the money and profit of $292,683 would be realized as of July 31, 2007.

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment.  For purposes of this table, we assumed that the subscription aggregate of $3,000,000 (aggregate principal amount of $3,428,571 after original issue discount) in Notes were issued on July 31, 2007, even though the Investors are not scheduled to pay to us the final “tranche”of $1,000,000 (aggregate principal amount of $1,142,857) until this Registration Statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 5 Years(6)

$3,000,000	$868,572.45	$2,714,000	$922,421.21	31.00%	6.20%
 ____________________

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by Company, includes structuring, due diligence and legal fees of $66,000, maximum possible interest of $190,379.50 and maximum possible liquidated damages of $63,088.16.

(3)	Total net proceeds to the Company including the $220,000 placement agent fees and $66,000 structuring, due diligence and legal fees.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $.82. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are in the money and profit of $292,683 would be realized as of July 31, 2007.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($868,572.45) plus total possible discount to the market price of the shares underlying the convertible debentures ($629,738.21), plus profit from 2,090,592 warrants in the money as of October 29, 2007 ($292,683), divided by the net proceeds to the Company resulting from the sale of the Notes ($2,714,000).

(6)	Calculated by dividing 31.00% (footnote 5) by 5.

17.
Please disclose in another table the same information as requested in comment 16, above, but substituting for the fourth bullet point the combined total possible profit to be realized as a result of any redemption conversion discounts used if the company chooses to convert its mandatory redemption obligations under the notes into securities and any other warrants, options, notes, or other securities held by selling shareholders or any affiliates of selling shareholders that is disclosed in response to our comment 14 and comment 15.

We have revised our registration statement to disclose another table with the same information as requested in your comment # 16, but that substitutes the fourth bullet point with the combined total possible profit to be realized as a result of any redemption conversion discounts used if the company chooses to convert its mandatory redemption obligations under the notes into securities any other warrants, options, notes, or other securities held by selling shareholders or any affiliates of selling shareholders.  In this regard, please see the following:

Gross Proceeds Paid or Payable to the Company in the Transaction (1)	All Payments that have been Paid by the Company (2)	Net Proceeds to the Company (3)	Combined Total Possible Profit to Investors (4)

$3,000,000	$288,000	$2,714,000	$671,720.20

(1)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is $.82. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are in the money and profit of $292,683 would be realized as of July 31, 2007.

(2)
The Company paid $66,000 in structuring, due diligence and legal fees to Anslow & Jaclin, LLP, our legal counsel in connection with the transaction.  $220,000 was also paid to Midtown Partners & Co., LLC as placement agent for this financing.

(3)	Total net proceeds to the Company including the $220,000 placement agent fees and $66,000 structuring, due diligence and legal fees.

(4)
Total possible profit to the Investors to be realized as a result of any redemption conversion discounts used if the Company chooses to convert its mandatory redemption obligations under the Notes into securities.

  Shares Outstanding Prior to the Transaction, page 3

18.
As shown in the first row of your table, the number of shares outstanding prior to convertible note transaction held  by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders is 53,090,000. This number does not appear consistent with your disclosure elsewhere of 40,286,576 outstanding shares held by non-affiliates. Please tell what accounts for the difference or, alternatively, revise your disclosure throughout your prospectus to be consistent.

We have revised our table to properly disclose that 40,286,576 outstanding shares are currently held by non-affiliates.

Risk Factors, page 4

19.	Please revise your prospectus so that your “Risk Factors” section immediately follows your “Summary Information” section. Refer to Regulation S-B Item 503(c).

We have referred to Regulation S-B Item 503(c) and revised our registration statement so that our “Risk Factors” section immediately follows our summary information and address and phone number.

20.
Please provide a risk factor that discusses the dilutive impact of the notes and warrants issued and issuable in the July 2007 financing. In your risk factor, discuss the beneficial ownership limitations contained in the notes and warrant agreements. In particular, discuss that the beneficial ownership limitations do not prevent the selling shareholders from ultimately exercising and selling the full amount issuable upon exercise of the notes and warrants. In this regard, state that, even though the selling shareholders may not receive more than 4.99% of the then-outstanding common stock, this restriction does not prevent them from selling some of their holdings and then receiving additional shares. In this way, the selling shareholders could sell more than these limits while never holding more than the limits.

We have revised our registration statement to discuss the dilutive impact of the notes and warrants issued and issuable in the July 2007 financing.  We have included the following risk factor:

Although there are beneficial ownership limitations contained in the Notes and Warrant agreements involved in our July 2007 financing the beneficial ownership limitations do not prevent the selling shareholders from ultimately exercising and selling the full amount issuable upon exercise of the notes and warrants. In this regard, even though the selling shareholders may not receive more than 4.99% of the then-outstanding common stock, this restriction does not prevent them from selling some of their holdings and then receiving additional shares.  In this way, the selling shareholders could sell more than these limits while never holding more than the limits.

Selling Stockholders, page 8

21.
With respect to the shares to be offered for resale by Midtown Partners & Co. LLC, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

We have revised our registration statement to disclose the following:

Midtown Partners & Co. LLC is a registered broker-dealer that is owned by its investors.  Bruce Jordan, in his capacity as Managing Director, has voting and investment power over the shares listed.

22.	In the selling shareholders table, please disclose the percent of common stock owned prior to the offering based upon the number of shares owned prior to the offering.

We have revised our registration statement to disclose the percent of common stock owned prior to the offering based upon the number of shares owned prior to the offering.

23.	Please explain the following statements you make in note two to the selling shareholders table explaining disclosure under the column entitled “Shares of Common Stock to be Sold in the Offering”:

•
You state that the “conversion has been calculated based on the maximum number of shares the Investors can receive in accordance with the 8% Callable Secured Convertible Notes and Rule 415”. Please note that disclosure of the number of shares to be offered by the selling shareholders is based upon the number of shares being registered.

•
You state that the actual number of shares of common stock issuable upon conversion of the notes is indeterminate and depends on the future market price of your common stock. Although we note that the conversion price of $0.82 per share is adjustable in certain circumstances, it is not apparent to us that the market price of your common stock is one of such circumstances. Please clearly explain to us, with a view towards disclosure in your prospectus, how the number of shares of common stock issuable upon conversion of the notes is dependent on the market price of your common stock.

With respect to the first statement, we have revised our registration statement to accurately disclose that the number of shares to be offered by the selling shareholders is based upon the number of shares being registered.

Regarding the second statement, the actual number of shares of common stock issuable upon conversion of the notes is not determined by the future market price of the common stock.  As such, we have revised our registration statement to reflect that disclosure.

24.
If material, please disclose in narrative disclosure to the table the number of shares the selling shareholders would beneficially own as a result of purchasing the additional convertible notes upon effectiveness of this registration statement.

Being material, we have revised our registration statement to provide narrative disclosure to the table the number of shares the selling shareholders would beneficially own as a result of purchasing the additional upon effectiveness of this registration statement.  We have noted, the beneficial owners would own 5,589,133 shares of common stock as a result of purchasing additional convertible notes upon effectiveness of this registration statement.  Owning such shares would represent approximately 11% of the 53,090,000 shares issued and outstanding of the Company as of October 29, 2007.

Security Ownership of Certain Beneficial Owners and Management, page 12

25.
Please revise your table to provide beneficial ownership information as of the most recent practicable date as required by Regulation S-B Item 403. Additionally, revise to remove repetitive and/or inconsistent disclosure in the two introductory paragraphs to the table.

We have revised our table to provide beneficial ownership information as of the most practicable date as required by Regulation S-B Item 403.  We have also revised our registration statement to remove repetitive and/or inconsistent disclosure in the two introductory paragraphs to the table

Description of Securities, page 12

Convertible Notes, page 13

26.
You state that investors hold notes aggregating $2,787,456 as of the date of the Prospectus. Please revise this statement to be consistent with disclosure elsewhere of an aggregate of $2,285,714 notes outstanding.

We have revised this registration statement to be consistent that the investors hold notes aggregating $2,787,456 as of the date of the Prospectus.

Notes to Consolidated Financial Statements, page F-7

27.
We note statements in your Notes to Consolidated Financial Statements that appear inconsistent with disclosure elsewhere in your prospectus and raise confusion about your capitalization before and after your 8.75:1 stock split and the issuance of 39,817,500 shares in your reverse merger in March 2007. For example, on page 1 you disclose that you issued 39,817,500 shares to shareholders of GTHL in the reverse merger. In Note 1 on page F-7 you disclose you issued 52,890,000 shares in the reverse merger. In note 9 on page F-16 you disclose that you had 52,890,000 shares outstanding as of December 31, 2006.  Please advise.

We respectfully noted your comment on the inconsistency of capitalization before and after the 8.75:1 stock split. We have revised Note 1 on page F-7 to disclose the issue of 39,817,500 shares to the shareholders of GTHL in the reverse-merger.

“On March 27, 2007, the Company underwent a reverse-merger with Global Telecom Holding Limited (GTHL, a British Virgin Islands (BVI) Company incorporated on April 1, 2004 under the British Virgin Islands International Business Companies Act (CAP. 291)) and its wholly-owned subsidiary Guangzhou Global Telecommunication Company Limited (GGT, established on December 4, 2004 in PRC with a registered and paid-up capital of $375,307 (RMB 3,030,000)) involving an exchange of shares whereby the Company issued an aggregate of 39,817,500 shares of common stock in exchange for all of the issued and outstanding shares of GTHL. In connection with the reverse merger, the Company issued 200,000 shares of common stock to Zenith Capital Management LLC in April 2007 at a price of $2.50 per share.  For financial reporting purposes, these two transactions are classified as a recapitalization of Guangzhou Global Telecom, Inc. and the historical financial statements of GTHL.  The accompanying consolidated financial statements were adjusted to reflect the effects of the recapitalization, at June 30, 2007 as well as retroactively at December 31, 2006 as if these two transactions occurred at the beginning of the year ended December 31, 2006 in wake of the reverse-merger presentation.”

Note 9 common stock capital on page F-16 has been revised by means of a table to disclose how 52,890,000 shares have been derived.

“The Company is authorized by its Memorandum of Association (i.e. equivalent to Articles of Incorporation) to issue a total of 75,000,000 shares at a par value of US$0.01 of which 53,090,000 and 52,890,000 shares at a par value of US$0.01 per share have been issued, paid-up and outstanding as of June 30, 2007 and December 31, 2006.

The retroactive presentation of recapitalization upon reverse-merger on March 7, 2007 back to December 31, 2006 is being depicted in the following table:

Total common shares issued and outstanding in the shell (Avalon Development Enterprises Inc) prior to reverse-merger: 1,494,000 shares which underwent a 87.5:1 split	13,072,500 shares
New issue of shares to shareholders of shell upon reverse-merger in exchange of all of the GTHL shares	39,817,500 shares
Total common shares issued and outstanding at December 31, 2006 after stock split	52,890,000 shares

The Company issued 200,000 shares of common stock to Zenith Capital Management LLC on April 2, 2007 at a price of $2.50 per share, which were issued at premium of $2.49 per share in excess of par value.  The amount of share premium of $498,000 from which is deducted the stock issuance to the original stockholders of $86,384 as well as stock issuance cost $65,000, to derive at a net amount of $346,616 is recognized as additional paid in capital and disclosed in the balance sheet as of June 30, 2007.”

Finally, the Company acknowledges the following:

-should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GUANZHOU GLOBAL, INC.

By:	/s/ Li Yankuan
Li Yankuan
Chief Executive Officer and Chairman of the Board of Directors